UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 4, 2016

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated August 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 4, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS REPORTS
SECOND QUARTER 2016 RESULTS
Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $102.6 million and adjusted net income attributable to the partners and preferred unitholders of $23.6 million (excluding items listed in Appendix A to this release) in the second quarter of 2016.

•	Generated distributable cash flow of $45.9 million, or $0.42 per common unit, in the second quarter of 2016.

•	In June 2016, Teekay Offshore completed all of its previously announced financing initiatives. Total liquidity of $421 million as of June 30, 2016.

•	In early July 2016, the Arendal Spirit UMS returned to operations following replacement of the gangway that was damaged in April 2016.

•	Cancelled the shipyard contracts for the two remaining UMS newbuildings.

•	Declared second quarter 2016 cash distribution of $0.11 per common unit.

Hamilton, Bermuda, August 4, 2016 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2016.

	Three Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	284,464	306,708	311,234
Income from vessel operations	24,271	88,299	96,412
Equity income	3,626	5,283	9,720
Net (loss) income attributable to the partners and preferred unitholders	(102,625)	(4,411)	104,226
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	144,208	166,089	134,100
Distributable cash flow (DCF) (1)	45,885	62,037	58,271
Adjusted net income attributable to the partners and preferred unitholders (1)	23,566	43,950	39,450

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the second quarter of 2016, the Partnership generated lower distributable cash flows compared to the same period of the prior year; however, our results were ahead of our expectations mostly due to higher vessel utilization in the shuttle tanker segment,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC.  “The decrease in cash flows was partially due to off-hire related to gangway damage on the Arendal Spirit UMS which, I’m pleased to report, has recently recommenced its charter with Petrobras following repairs and extensive testing.”
Mr. Evensen continued, “With strong support from our financial stakeholders, Teekay Offshore successfully completed all of its previously announced financing initiatives in June 2016, including $400 million of new or extended bank facilities, $200 million of equity capital, the deferral of certain bond maturities, and the cancellation of approximately $400 million of UMS-related capital expenditures.  These initiatives, together with expected operating cash flow and previously arranged debt facilities, are expected to cover all of our medium-term liquidity requirements and fully-finance all of Teekay Offshore’s $1.6 billion of committed growth projects. Once delivered, these growth projects are expected to add over $200 million to Teekay Offshore's annual cash flow from vessel operations.”
Summary of Recent Events
Financing Initiatives
Between April and June 2016, the Partnership completed a series of initiatives to finance its unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of the Partnership’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•
agreeing with Teekay Corporation that, until the Partnership's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid on the Partnership's common units to Teekay Corporation, including the Partnership's general partner, will instead be paid in common units;

•
extending to January 2019 the maturity date of $200 million of existing intercompany loans made by Teekay Corporation to the Partnership which the Partnership will pay Teekay Corporation interest in the amount of 10.0% per annum;

•
issuing $200 million of equity consisting of (i) $100 million of its 10.5% Series D Cumulative Exchangeable Perpetual Preferred Units with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling the shipyard contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding 8.60% Series C Cumulative Convertible Preferred Units (Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of the Partnership’s newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units that also include a two-year payment-in-kind option.

Arendal Spirit UMS Update
In April 2016, during the process of lifting the gangway connecting the Arendal Spirit UMS to an FPSO unit, the gangway of the Arendal Spirit UMS suffered extensive damage, resulting in the UMS being declared off-hire under its charter contract. The gangway has now been replaced and undergone extensive testing, and the unit returned to operations in early-July 2016.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the floating production, storage and off-loading (FPSO) segment, the shuttle tanker segment, the floating storage and off-take (FSO) segment, the units for maintenance and safety (UMS) segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2016
(in thousands of U.S. dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271
Equity income	3,626	—	—	—	—	—	3,626
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	68,682	63,878	8,802	(6,415)	2,893	(187)	137,653
CFVO from equity accounted vessels (i)	6,555	—	—	—	—	—	6,555
Total CFVO (i)	75,237	63,878	8,802	(6,415)	2,893	(187)	144,208

	Three Months Ended
	June 30, 2015
(in thousands of U.S. dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	141,722	132,899	14,165	3,686	10,517	8,245	311,234
Income from vessel operations	46,602	38,323	3,760	1,020	2,805	3,902	96,412
Equity income	9,720	—	—	—	—	—	9,720
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	43,192	63,856	7,946	1,921	4,979	5,577	127,471
CFVO from equity accounted vessels (i)	6,629	—	—	—	—	—	6,629
Total CFVO (i)	49,821	63,856	7,946	1,921	4,979	5,577	134,100

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations from consolidated vessels were negatively impacted by the redelivery of the Varg FPSO, which left the field at the end of July 2016. From February 1, 2016 to the redelivery date, the Partnership did not receive the capital portion of the charter hire but continued to receive the operating portion of the charter hire. Income from vessel operations and cash flow from vessel operations were also negatively impacted in the second quarter of 2016 as a result of a provision made with respect to retroactive claims from the charterer of the Piranema Spirit FPSO. The provision relates to the charterer's claim that the Partnership's November 2011 cessation of paying certain agency fees with respect to the unit should have resulted in a corresponding 2 percent charter rate reduction.

Cash flow from vessel operations increased in the second quarter of 2016 compared to the same period of the prior year primarily as a result of the acquisition of the Knarr FPSO in mid-2015. In accordance with GAAP, income from vessel operations includes the Knarr FPSO results from March 9, 2015 to June 30, 2015 when the vessel was owned by Teekay Corporation whereas cash flow from vessel operations excludes these results since the unit was not acquired by the Partnership until July 1, 2015. Refer to footnote (1) of the summary consolidated statements of (loss) income included in this release.

Shuttle Tanker Segment

Income from vessel operations and cash flows from vessel operations were negatively impacted by the expirations of a long-term contract of affreightment and a time-charter out contract over the past year, partially offset by the commencement of the East Coast of Canada shuttle tanker contracts in June 2015 and an increase in charter rates under certain contracts. Income from vessel operations in the second quarter of 2016 was also impacted by higher vessel depreciation and amortization expense as a result of the change in the useful life estimate of the shuttle component of the Partnership's shuttle tankers effective January 1, 2016.
FSO Segment
Income from vessel operations and cash flow from vessel operations increased primarily due to lower crew costs resulting from the strengthening of the U.S. Dollar.
UMS Segment

Income from vessel operations and cash flow from vessel operations decreased mainly due to the off-hire of the Arendal Spirit UMS for 71 days in the second quarter of 2016 as a result of the damage suffered to the gangway of the unit, which was subsequently repaired. After undergoing extensive testing, the unit returned to operations in early-July 2016. Income from vessel operations was also negatively impacted by a $43.7 million write-down of two UMS newbuildings as a result of the cancellation of the related construction contracts in the second quarter of 2016.
Towage Segment

Income from vessel operations and cash flow from vessel operations decreased primarily due to lower charter rates and utilization, partially offset by an increase in fleet size during 2015.

Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations decreased primarily due to the sale of the SPT Explorer and Navigator Spirit in the fourth quarter of 2015 and the sale-leaseback of the Fuji Spirit and Kilimanjaro Spirit during the first quarter of 2016.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of August 1, 2016.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels		Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—		2	(ii)	8
Shuttle Tanker Segment	29	(iii)	4	(iv)	3	(v)	36
FSO Segment	6		—		1	(vi)	7
UMS Segment	1		—		—		1
Towage Segment	6		—		4	(vii)	10
Conventional Segment	—		2		—		2
Total	48		6		10		64

(i)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project.

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent, one shuttle tanker in which Teekay Offshore’s ownership interest is 67 percent and one HiLoad DP unit.

(iv)	At the time of this release, the Partnership had entered into an agreement to in-charter a fourth shuttle tanker scheduled to join the fleet in September 2016 for a period of three years.

(v)
Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in the third quarter of 2017 through the first half of 2018 for employment under the East Coast of Canada contracts.

(vi)	Consists of the Randgrid shuttle tanker, which is being converted into an FSO unit for use with the Gina Krog FSO project scheduled to deliver early-2017.

(vii)	Consists of four long-distance towing and offshore installation vessel newbuildings scheduled to deliver between mid-2016 to early-2017.

Liquidity Update

As of June 30, 2016, the Partnership had total liquidity of $421 million (comprised of $380.7 million in cash and cash equivalents and $40.0 million in an undrawn credit facility).

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Conference Call

The Partnership plans to host a conference call on Thursday, August 4, 2016 at 12:00 p.m. (ET) to discuss the results for the second quarter of 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-524-8950 or 416-260-0113, if outside North America, and quoting conference ID code 6876004.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of 30 days).

An accompanying Second Quarter 2016 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Thursday, August 18, 2016. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 6876004.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.8 billion, comprised of 64 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units trade on the New York Stock Exchange under the symbol "TOO".

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance.

Cash Flow from Vessel Operations

Cash flow from vessel operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income

Adjusted net income excludes from GAAP net (loss) income items of income or loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow

Distributable cash flow (DCF) represents net (loss) income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, vessel write-downs and gains or losses on the sale of vessels, distributions relating to equity financing of newbuilding installments and conversion costs, distributions on our preferred units, gains on extinguishment of contingent liabilities, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments to direct financing leases to a cash basis and unrealized foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015 (1)	2016	2015 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	284,464	306,708	311,234	591,172	576,217

Voyage expenses	(17,588)	(18,344)	(20,716)	(35,932)	(43,233)
Vessel operating expenses	(90,761)	(95,352)	(94,823)	(186,113)	(174,390)
Time-charter hire expense	(18,829)	(15,322)	(10,762)	(34,151)	(17,745)
Depreciation and amortization	(74,057)	(74,922)	(71,803)	(148,979)	(129,797)
General and administrative	(13,821)	(14,469)	(16,083)	(28,290)	(31,102)
(Write-down) and gain on sale of vessels (2)	(43,650)	—	(500)	(43,650)	(14,353)
Restructuring charge	(1,487)	—	(135)	(1,487)	(135)
Income from vessel operations	24,271	88,299	96,412	112,570	165,462

Interest expense	(33,347)	(36,026)	(31,380)	(69,373)	(56,179)
Interest income	293	404	141	697	276
Realized and unrealized (losses) gains
on derivative instruments (3)	(62,037)	(60,490)	49,729	(122,527)	(13,079)
Equity income	3,626	5,283	9,720	8,909	13,811
Foreign currency exchange loss (4)	(13,087)	(2,838)	(1,739)	(15,925)	(6,383)
Other (loss) income – net (2)	(21,286)	9	385	(21,277)	639
(Loss) income before income tax recovery	(101,567)	(5,359)	123,268	(106,926)	104,547
Income tax recovery	1,438	2,836	111	4,274	190
Net (loss) income	(100,129)	(2,523)	123,379	(102,652)	104,737

Non-controlling interests in net (loss) income	2,496	1,888	3,638	4,384	7,636
Dropdown Predecessor’s interest in net income (1)	—	—	15,515	—	10,101
Preferred unitholders' interest in net (loss) income	10,314	10,750	4,791	21,063	7,510
General Partner’s interest in net (loss) income	(2,260)	(304)	6,153	(2,563)	9,917
Limited partners’ interest in net (loss) income	(110,679)	(14,857)	93,282	(125,536)	69,573

Weighted-average number of common units:
- basic	107,794,323	107,055,382	92,413,598	107,424,853	92,402,772
- diluted	107,794,323	107,055,382	92,457,480	107,424,853	92,470,600
Total number of common units outstanding
at end of period	137,430,180	107,128,349	92,413,598	137,430,180	92,413,598

(1)
The Partnership has recast its financial results to include the financial results of the Knarr FPSO unit relating to the period prior to its acquisition by the Partnership from Teekay Corporation when it was under common control, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay Corporation. For these purposes, the Knarr FPSO unit was under common control by Teekay Corporation from March 9, 2015 to July 1, 2015, when it was sold to the Partnership.

(2)
In June 2016, as part of the Partnership's financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings, included in (Write-down) and gain on sale of vessels for the three and six months ended June 30, 2016. In addition, the Partnership, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other (loss) income - net for the three and six months ended June 30, 2016. The newbuilding contracts are held in separate subsidiaries of the Partnership and obligations of these subsidiaries are non-recourse to Teekay Offshore.

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(3)
Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Realized losses relating to:
Interest rate swaps	(13,515)	(13,967)	(16,101)	(27,482)	(29,520)
Foreign currency forward contracts	(1,687)	(2,933)	(2,571)	(4,620)	(5,824)
	(15,202)	(16,900)	(18,672)	(32,102)	(35,344)

Unrealized (losses) gains relating to:
Interest rate swaps	(47,818)	(51,921)	62,188	(99,739)	21,148
Foreign currency forward contracts	983	8,331	6,213	9,314	1,117
	(46,835)	(43,590)	68,401	(90,425)	22,265
Total realized and unrealized (losses) gains on
derivative instruments	(62,037)	(60,490)	49,729	(122,527)	(13,079)

(4)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norweigan Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and thus foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle its non-designated cross currency swaps, unrealized (losses) gains relating to the change in fair value of such swaps, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the three months ended March 31, 2016 and the six months ended June 30, 2016, realized losses on cross-currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond settled in January 2016, which was offset by a $32.6 million gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Realized losses on cross currency swaps	(2,671)	(35,276)	(1,953)	(37,947)	(4,333)
Unrealized (losses) gains on cross currency swaps	(14,422)	52,895	12,525	38,473	(19,676)
Unrealized gains (losses) on revaluation of NOK bonds	3,293	(51,487)	(9,512)	(48,194)	19,880

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	June 30, 2016	March 31, 2016	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	380,718	335,751	258,473
Restricted cash - current	7,403	6,836	51,431
Accounts receivable	145,902	131,775	153,662
Vessels held for sale	—	—	55,450
Net investments in direct financing leases - current	6,766	6,328	5,936
Prepaid expenses	37,619	38,279	34,027
Due from affiliates	74,806	57,936	81,271
Other current assets	21,309	21,221	20,490
Total current assets	674,523	598,126	660,740

Restricted cash - long-term	21,127	15,864	9,089

Vessels and equipment
At cost, less accumulated depreciation	4,178,593	4,250,285	4,348,535
Advances on newbuilding contracts and conversion costs	516,754	470,005	395,084
Net investments in direct financing leases	12,302	9,747	11,535
Investment in equity accounted joint ventures	120,415	70,656	77,647
Deferred tax asset	33,511	31,600	30,050
Other assets	95,917	76,160	82,341
Goodwill	129,145	129,145	129,145
Total assets	5,782,287	5,651,588	5,744,166

LIABILITIES AND EQUITY
Current
Accounts payable	28,301	20,858	15,899
Accrued liabilities	138,896	124,955	91,065
Deferred revenues	54,431	49,122	54,378
Due to affiliates	97,438	105,326	304,583
Current portion of long-term debt	574,575	615,803	485,069
Current portion of derivative instruments	63,924	209,795	201,456
Current portion of in-process revenue contracts	12,744	12,744	12,779
Total current liabilities	970,309	1,138,603	1,165,229

Long-term debt	2,666,656	2,675,444	2,878,805
Derivative instruments	413,063	205,997	221,329
Due to affiliates	200,000	200,000	—
In-process revenue contracts	56,706	59,883	63,026
Other long-term liabilities	221,055	186,331	192,258
Total liabilities	4,527,789	4,466,258	4,520,647

Redeemable non-controlling interest	2,367	2,297	3,173
Convertible Preferred Units (12.5 million, 10.4 million and 10.4 million units issued and outstanding at June 30, 2016, March 31, 2016 and
December 31, 2015 respectively)	268,277	252,334	252,498

Equity
Limited partners - common units (137.4 million, 107.1 million and 107.0 million units issued and outstanding at June 30, 2016, March 31, 2016
and December 31, 2015, respectively)	645,259	603,518	629,264
Limited partners - preferred units (11.0 million units issued and outstanding at June 30, 2016, March 31, 2016 and December 31, 2015,
respectively)	266,925	266,925	266,925
General Partner	17,879	17,082	17,608
Warrants	13,797	—	—
Accumulated other comprehensive (loss) income	(19,191)	(12,835)	696
Non-controlling interests	59,185	56,009	53,355
Total equity	983,854	930,699	967,848
Total liabilities and total equity	5,782,287	5,651,588	5,744,166

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30, 2016	June 30, 2015
	(unaudited)	(unaudited) (1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(102,652)	104,737
Non-cash items:
Unrealized loss (gain) on derivative instruments	51,094	(2,589)
Equity income	(5,437)	(13,811)
Depreciation and amortization	148,979	129,797
Write-down and (gain) on sale of vessel	43,650	14,353
Deferred income tax recovery	(5,436)	(817)
Amortization of in-process revenue contracts	(6,355)	(6,320)
Unrealized foreign currency exchange loss and other	26,645	(52,439)
Change in non-cash working capital items related to operating activities	32,055	49,301
Expenditures for dry docking	(10,801)	(5,145)
Net operating cash flow	171,742	217,067
FINANCING ACTIVITIES
Proceeds from long-term debt	163,112	410,374
Scheduled repayments of long-term debt	(263,850)	(185,907)
Prepayments of long-term debt	(21,607)	(13,606)
Debt issuance costs	(6,102)	(4,554)
Decrease in restricted cash	31,990	15,140
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million)	—	14,247
Proceeds from issuance of common units	102,930	—
Proceeds from issuance of preferred units and warrants	100,000	125,000
Expenses relating to equity offerings	(5,601)	(4,187)
Cash distributions paid by the Partnership	(45,538)	(115,460)
Cash distributions paid by subsidiaries to non-controlling interests	(110)	(5,720)
Equity contribution from joint venture partners	750	5,500
Settlement of contingent consideration liability	—	(3,303)
Other	—	579
Net financing cash flow	55,974	238,103
INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(106,432)	(418,153)
Increase in restricted cash	—	(42,080)
Proceeds from sale of vessel and equipment	55,450	8,918
Repayment from joint ventures	—	5,225
Direct financing lease (investments) payments received	(1,616)	2,358
Investment in equity accounted joint ventures	(52,873)	(5,396)
Net investing cash flow	(105,471)	(449,128)
Increase in cash and cash equivalents	122,245	6,042
Cash and cash equivalents, beginning of the period	258,473	252,138
Cash and cash equivalents, end of the period	380,718	258,180

(1)
In accordance with GAAP, the Consolidated Statement of Cash Flows for the six months ended June 30, 2015 includes the cash flows relating to the Knarr FPSO unit Dropdown Predecessor for the period from March 9, 2015 to June 30, 2015, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net (Loss) Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2016	June 30, 2015
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(100,129)	123,379
Adjustments:
Net (loss) income attributable to non-controlling interests	(2,496)	(3,638)
Net income attributable to Dropdown Predecessor	—	(15,515)
Net (loss) income attributable to the partners and preferred unitholders	(102,625)	104,226
Add (subtract) specific items affecting net (loss) income:
Foreign currency exchange losses (gains) (1)	10,416	(4,742)
Unrealized losses (gains) on derivative instruments (2)	44,978	(63,365)
Write-down and (gain) on sale of vessels (3)	43,650	500
Net loss provision relating to cancellation of UMS newbuildings (3)	21,282	—
Pre-operational costs (4)	3,393	2,354
Restructuring charge and other (5)	2,162	135
Non-controlling interests’ share of items above (6)	310	342
Total adjustments	126,191	(64,776)
Adjusted net income attributable to the partners and preferred unitholders	23,566	39,450

(1)
Foreign currency exchange (losses) gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gains and losses relating to the cross currency swaps.

(2)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)	See footnote (2) of the summary consolidated statements of (loss) income included in this release for further details.

(4)
Reflects the costs associated with the delivery deferral of one of the Partnership's two UMS newbuildings up to its cancellation date, depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing conversion and realized losses (gains) on foreign currency forward contracts relating to upgrade costs on the Petrojarl I FPSO unit and the conversion costs on the Gina Krog FSO unit.

(5)
Other items for the three months ended June 30, 2016 include $1.5 million relating to the reorganization within the Partnership’s FPSO segment and $0.7 million relating to the write-down of equipment in one of its joint ventures. Other items for the three months ended June 30, 2015 relate to seafarer redundancy costs.

(6)
Items affecting net (loss) income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net (loss) income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except per unit and per unit data)

	Three Months Ended
	June 30,
	2016	2015
	(unaudited)	(unaudited)

Net (loss) income	(100,129)	123,379
Net income attributable to Dropdown Predecessor	—	(15,515)
Net (loss) income attributable to the partners and non-controlling interests	(100,129)	107,864
Add (subtract):
Depreciation and amortization	74,057	53,864
Write-down and (gain) on sale of vessels (1)	43,650	500
Net loss provision relating to cancellation of UMS newbuildings (1)	21,282	—
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (2)	4,140	4,143
Distributions relating to equity financing of newbuildings
and conversion costs	4,041	5,433
Equity income from joint ventures	(3,626)	(9,720)
Distributions relating to preferred units	(10,314)	(4,791)
Estimated maintenance capital expenditures (3)	(40,118)	(29,483)
Unrealized losses (gains) on derivative instruments (4)	46,835	(56,628)
Foreign currency exchange and other, net	11,128	(6,819)
Distributable cash flow before non-controlling interests	50,946	64,363
Non-controlling interests' share of DCF	(5,061)	(6,092)
Distributable Cash Flow	45,885	58,271
Amount attributable to the General Partner	(309)	(5,264)
Limited partners' Distributable Cash Flow	45,576	53,007
Weighted-average number of common units outstanding	107,794,323	92,413,598
Distributable Cash Flow per limited partner unit	0.42	0.57

(1)	See footnote (2) of the summary consolidated statements of (loss) income included in this release for further details.

(2)	Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended June 30, 2016 and 2015 were $1.0 million.

(3)
Effective January 1, 2016, the Partnership changed the estimated useful life of its shuttle tankers that are 17 years of age or older and the shuttle component of its shuttle tankers from 25 years to 20 years. This resulted in an increase in estimated maintenance capital expenditure of $3.1 million for the three months ended June 30, 2016.

(4)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Voyage expenses	—	(12,573)	(124)	—	(4,281)	(610)	(17,588)
Vessel operating expenses	(41,365)	(29,792)	(6,195)	(9,319)	(3,924)	(166)	(90,761)
Time-charter hire expense	—	(14,764)	—	—	—	(4,065)	(18,829)
Depreciation and amortization	(37,234)	(30,089)	(2,209)	(1,695)	(2,830)	—	(74,057)
General and administrative	(8,217)	(3,871)	(144)	(832)	(757)	—	(13,821)
Write-down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271

	Three Months Ended June 30, 2015
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	141,722	132,899	14,165	3,686	10,517	8,245	311,234
Voyage expenses	—	(18,976)	(89)	—	(1,004)	(647)	(20,716)
Vessel operating expenses	(50,445)	(31,120)	(6,921)	(1,126)	(3,697)	(1,514)	(94,823)
Time-charter hire expense	—	(10,762)	—	—	—	—	(10,762)
Depreciation and amortization	(37,783)	(26,795)	(2,975)	(401)	(2,174)	(1,675)	(71,803)
General and administrative	(6,892)	(6,788)	(420)	(639)	(837)	(507)	(16,083)
Write-down of vessel	—	—	—	(500)	—	—	(500)
Restructuring charge	—	(135)	—	—	—	—	(135)
Income from vessel operations	46,602	38,323	3,760	1,020	2,805	3,902	96,412

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2016
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271
Depreciation and amortization	37,234	30,089	2,209	1,695	2,830	—	74,057
Realized (losses) gains from the
settlements of non-designated
foreign exchange forward contracts	(967)	(962)	—	—	125	—	(1,804)
Amortization of non-cash portion of
revenue contracts	(3,997)	—	—	—	—	—	(3,997)
Write-down of vessels	—	—	—	43,650	—	—	43,650
Falcon Spirit revenue accounted for as
direct financing lease	—	—	(702)	—	—	—	(702)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,178	—	—	—	2,178
Cash flow from (used for) vessel
operations from consolidated vessels	68,682	63,878	8,802	(6,415)	2,893	(187)	137,653

	Three Months Ended June 30, 2015
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income from vessel operations
(See Appendix C)	46,602	38,323	3,760	1,020	2,805	3,902	96,412
Cash flow from vessel operations from
consolidated vessels attributable to
Dropdown Predecessor	(36,707)	—	—	—	—	—	(36,707)
Depreciation and amortization	37,783	26,795	2,975	401	2,174	1,675	71,803
Realized losses from the settlements of
non-designated foreign exchange
forward contracts	(1,309)	(1,262)	—	—	—	—	(2,571)
Amortization of non-cash portion of
revenue contracts	(3,177)	—	—	—	—	—	(3,177)
Write-down of vessel	—	—	—	500	—	—	500
Falcon Spirit revenue accounted for as
direct financing lease	—	—	(942)	—	—	—	(942)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,153	—	—	—	2,153
Cash flow from vessel operations
from consolidated vessels	43,192	63,856	7,946	1,921	4,979	5,577	127,471

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	June 30, 2016		June 30, 2015
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	19,077	9,539	20,174	10,087
Vessel and other operating expenses	(5,968)	(2,984)	(6,915)	(3,458)
Depreciation and amortization	(4,402)	(2,201)	(4,422)	(2,211)
Write-down of equipment	(1,351)	(676)	—	—
Income from vessel operations of equity accounted vessels	7,356	3,678	8,837	4,418
Net interest expense	(1,892)	(946)	(1,650)	(825)
Realized and unrealized gains on derivative instruments (1)	1,254	627	12,269	6,135
Foreign currency exchange gain	611	306	—	—
Total other items	(27)	(13)	10,619	5,310
Net income / equity income of equity accounted vessels
before income tax expense	7,329	3,665	19,456	9,728
Income tax expense	(78)	(39)	(16)	(8)
Net income / equity income of equity accounted vessels	7,251	3,626	19,440	9,720

Income from vessel operations of equity accounted vessels	7,356	3,678	8,837	4,418
Depreciation and amortization	4,402	2,201	4,422	2,211
Write-down of equipment	1,351	676
Cash flow from vessel operations from equity accounted vessels	13,109	6,555	13,259	6,629

(1)
Realized and unrealized gains on derivative instruments for the three months ended June 30, 2016 and 2015 include total unrealized gains of $2.1 million ($1.0 million at the Partnership’s 50% share) and unrealized gains of $13.5 million ($6.7 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit and the Libra FPSO conversion project.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the results and benefits of the Partnership’s financing initiatives, including the Partnership’s ability to meet medium-term liquidity requirements and finance its committed growth projects; and the expected impact of the delivery of the Partnership’s existing growth projects on its cash flows, including cash flow from vessel operations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of such financing initiatives; vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of charter contracts; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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